Sub-Item 77C: Submission of Matters to a Vote of Security Holders
A Special Meeting (the Meeting) of the Goldman Sachs Trust (GST) was held on October 15, 2013 to consider and act upon the proposals below. The Funds will amortize their respective share of the proxy, shareholder meeting and other related costs, and GSAM has agreed to reimburse each Fund to the extent such expenses exceed a specified percentage of the Funds net assets.
At the Meeting, Donald C. Burke, Joseph P. LoRusso, Herbert J. Markley, James
A. McNamara, and Roy W. Templin were elected to the Trusts Board of Trustees. In electing trustees, the Trusts shareholders voted as follows:

In addition to the individuals named above, Ashok N. Bakhru, John P. Coblentz, Jr., Diana M. Daniels, Jessica Palmer, Richard R. Strubel and Alan A. Shuch continue to serve on the Trusts Board of Trustees.
At the Meeting, shareholders of the Goldman Sachs BRIC Fund did not approve a change to the Funds concentration policy, and shareholders of the Goldman Sachs N-11 Equity Fund approved a change to the Funds concentration policy. Each Fund was seeing to change its concentration policy to permit (but not require) the Fund to invest up to 35% of its total assets in the securities of issuers conducting their principal business activities in the same industry if, at the time of investment, that industry represents 20% or more of the Funds benchmark index. The Trusts shareholders voted as follows: